Mail Stop 03-06


								July 8, 2005


Peter Chin
Chief Executive Officer
PTS, Inc.
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102


	Re:	PTS, Inc.
		Form 10-KSB for Year Ended December 31, 2004
		Filed 5/20/05
		File No. 000-25485

Dear Mr. Chin:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant